
07007669

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HybridTrading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

935 SW Washington St.
(No. and Street)

Portland (City) Oregon (State) 97205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie Bussing 503-525-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue (Address) Portland (City) Oregon (State) 97201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie Bussing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HybridTrading, LLC, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
CHRISTOPHER W BIDWELL
NOTARY PUBLIC-OREGON
COMMISSION NO. 413759
MY COMMISSION EXPIRES FEB. 15, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

HybridTrading, LLC

Statement of Financial Condition and Supplemental Schedules
June 30, 2007

HybridTrading, LLC
Index
June 30, 2007

Page(s)

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-5

Supplemental Schedules

Computation of Net Capital and Minimum Net Capital Required Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 6

Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 7

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 8-9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Members of
HybridTrading, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of HybridTrading, LLC (the "Company") at June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedules I and II are presented by management for purposes of additional analysis and are not a required part of the statement of financial condition, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PricewaterhouseCoopers LLP

Portland, Oregon
August 21, 2007

HybridTrading, LLC
Statement of Financial Condition
June 30, 2007

Assets	
Cash and cash equivalents	$ 167,934
Property and equipment, net	137,523
Deposits	103,741
Receivables	35,356
Prepaid expenses	21,509
Total assets	$ 466,063
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 29,429
Accrued expenses	37,837
Total liabilities	67,266
Commitments and contingencies (Note 4)	
Members' equity	
Class A capital account	100,000
Class B capital account	298,797
Total members' equity	398,797
Total liabilities and members' equity	$ 466,063

The accompanying notes are an integral part of this financial statement.

1. Organization

HybridTrading, LLC ("HybridTrading" or the "Company") was formed on April 12, 2004 as a limited liability company pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer and a registered investment advisor with the Securities and Exchange Commission ("SEC") and the states in which it conducts business. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). HybridTrading's revenues are derived primarily from commissions, fees and interest income earned from securities transactions and related activities. The Company has an office in Portland, Oregon.

HybridTrading does not hold any funds or securities of its customers. Clearing services for all transactions are provided by BNP Paribas Securities Corp. ("BNP" or "Clearing Broker-Dealer"). BNP carries all customer accounts and maintains all required books and records as are customarily kept by a Clearing Broker-Dealer. All customers are required to transmit funds and securities directly to the Clearing Broker-Dealer. The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchanges Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph k(2)(ii) of the Rule.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers cash and cash equivalents as cash on hand, on deposit, and all highly liquid investments purchased with a maturity of three months or less.

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Guided investing services fees are received monthly and recognized as income when earned. Interest income on margin accounts is recognized in the month it is earned.

Deposits
The Company has an interest-bearing clearing deposit with BNP.

Advertising Costs
All advertising expenses are expensed as incurred.

Property and Equipment
Property and equipment is recorded at historical cost and depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, generally three to seven years. Leasehold improvements are recorded at cost and amortized using a straight-line method over the lease term or useful life. Maintenance and repair costs are expensed as incurred. The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software, which is currently two years. The Company has capitalized website development costs of $124,095, all of which became fully amortized in the current period.

Estimates
The preparation of accrual basis financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Members' Capital
In accordance with the HybridTrading, LLC Operating Agreement, there are three classes of membership units and individual capital accounts are maintained for each member. Class A members have full voting rights and elect the manager, Class B members have modified voting rights and Class C members have no voting rights. Approval of any matter submitted to a vote of the Class A Members requires unanimous approval. Class B Members may approve on a majority vote any matter submitted to a vote of the Class B Members. Class A Members may also vote on any matter voted on by the Class B Members and such matters shall be approved only upon a unanimous vote of the Class A Members in addition to majority approval of the Class B Members. All classes of members are entitled to share in distributions and the Company's profit and losses shall be allocated to each member's capital account in accordance with their relative economic units. For the Company's first three fiscal years, any losses shall be allocated to the members based upon the member's relative Class B voting units.

Income Taxes
HybridTrading files as a limited liability company for federal and state income tax purposes. Each investor is individually responsible for reporting income or losses to the extent required by federal and state income tax regulations, based on their respective share of the Company's income and expenses. Accordingly, the accompanying financial statements include no amounts related to federal and state income taxes.

3. Property and Equipment

At June 30, 2007, property and equipment consisted of the following:

Furniture	$ 57,548
Equipment	204,063
Leasehold improvements	15,340
	276,951
Less accumulated depreciation and amortization	(139,428)
Net fixed assets	$ 137,523
Software development costs	$ 124,095
Less accumulated amortization	(124,095)
Net software costs	$ -

4. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease. This operating lease gives the Company the option to extend the term of the lease. Rent and occupancy expense for the period ended June 30, 2007 was $32,690. Pursuant to the terms of the lease agreement as of June 30, 2007, the Company's future minimum rental commitments (including escalation costs) on the lease for the office space in Portland, Oregon are as follows:

2008	$ 20,081
2009	6,694
	$ 26,775

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company uses the aggregate indebtedness standard, which requires that the Company maintain a minimum net capital of not less than $50,000. At June 30, 2007, the Company had net capital of $229,372, which was $179,372 in excess of the required net capital.

6. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as the Clearing Broker-Dealer, against specific potential losses in connection with their providing services to the Company. The Company believes payments under these agreements are immaterial and have not recorded any contingent liabilities in the financial statements for these indemnifications.

Supplemental Schedules

HybridTrading, LLC
Computation of Net Capital and Minimum Net Capital Required Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2007 — Schedule I

Net capital	
Total members' equity	$ 398,797
Deductions and/or charges	
Receivable from noncustomers	7,882
Fixed assets and software development costs, net	137,523
Prepaid expenses	21,509
Other assets	2,511
Total deduction and/or charges	169,425
Net capital	$ 229,372
Aggregate indebtedness	
Accounts payable	$ 29,429
Accrued expenses	37,837
Total aggregate indebtedness	$ 67,266
Computation of net capital requirement	
Minimum net capital (Note 5)	$ 50,000
Excess net capital	$ 179,372
Ratio of aggregate indebtedness to net capital	0.29 to 1

The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 8 to 1. As of June 30, 2007, the Company was in compliance with Rule 15c3-1.

The computation of net capital included in the July 13, 2007 Focus Report filing was $227,752. This amount is $1,620 lower then the net capital included in the amended Focus Report on July 18, 2007 due to adjustments made to reduce assets by $1,694 and decrease liabilities by $3,314. There are no material differences between the computation above and the July 18, 2007 Focus Report filing prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of June 30, 2007.

HybridTrading, LLC
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2007 **Schedule II**

The Company is exempt from the provision of Rule 15c3-3 under paragraph k(2)(ii) of the Rule under the Securities and Exchanges Act of 1934 as an introducing broker-dealer that clears all transactions with customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmits all customer funds and securities to the clearing broker-dealer.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Members of
HybridTrading, LLC

In planning and performing our audit of the statement of financial condition of HybridTrading, LLC (the "Company") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 21, 2007

END